# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JELD-WEN Holding, Inc., CIK 0001674335
CUSIP: 47580P103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2645 SILVER CRESCENT DRIVE, CHARLOTTE, North Carolina (NC), 28273
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001135778

## Reporting persons
- Miller Value Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,353,593; sole dispositive power 0; shared dispositive power 4,353,593; aggregate amount beneficially owned 0 (5.1% of the class)
  Comment: 4,353,593 shares of common stock are owned by clients of Miller Value Partners, LLC, a registered investment adviser. William H. Miller IV is the control person of Miller Value Partners, LLC and therefore deemed to be beneficial owner of same.
- William H. Miller IV: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,353,593; sole dispositive power 0; shared dispositive power 4,353,593; aggregate amount beneficially owned 0 (5.1% of the class)
  Comment: 4,353,593 shares of common stock are owned by clients of Miller Value Partners, LLC, a registered investment adviser. William H. Miller IV is the control person of Miller Value Partners, LLC and therefore deemed to be beneficial owner of same.

## Item 1. Issuer
Name of issuer: JELD-WEN Holding, Inc.
Address of issuer's principal executive offices:
2645 SILVER CRESCENT DRIVE, CHARLOTTE, NORTH CAROLINA
28273

## Item 2. Person Filing
Name of person filing:
Miller Value Partners, LLC

William H. Miller IV
Address of principal business office or, if none, residence:
50 S. LEMON AVE #302
SARASOTA, Florida
34236
Citizenship:
Miller Value Partners, LLC - DELAWARE

William H. Miller IV - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 5.10
Sole power to vote or to direct the vote:
Miller Value Partners, LLC - 0

William H. Miller IV - 0
Shared power to vote or to direct the vote:
Miller Value Partners, LLC - 4,353,593

William H. Miller IV - 4,353,593
Sole power to dispose or to direct the disposition:
Miller Value Partners, LLC - 0

William H. Miller IV - 0
Shared power to dispose or to direct the disposition:
Miller Value Partners, LLC - 4,353,593

William H. Miller IV - 4,353,593

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various accounts managed by Miller Value Partners, LLC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities. No such account individually owns more than 5% of the outstanding shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit A

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A
Joint Filing Agreement
Miller Value Partners, LLC (an investment adviser registered under the Investment Advisers Act of 1940) and its control person, William H. Miller IV, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

Miller Value Partners, LLC
Date: 11/11/2024
Signature: /s/ Christopher Anderson
Name & Title: Christopher Anderson, Chief Compliance Officer

William H. Miller IV
Date: 11/11/2024
Signature: /s/ Christopher Anderson
Duly authorized under the Power of Attorney effective as of July 23, 2024 (Exhibit B)

Exhibit B
POWER OF ATTORNEY
Effective as of the date hereof, the undersigned does hereby appoint Christopher B. Anderson, with full power of substitution, with full power and authority to execute such documents and to make such regulatory or other filings and amendments thereto as shall from time to time be required pursuant to the Securities Exchange Act of 1934, as amended, any rules or regulations adopted thereunder, and such other U.S. and non-U.S. laws, rules or regulations as shall from time to time be applicable in respect of the beneficial ownership of securities directly or indirectly attributable to the undersigned. I hereby ratify and confirm all that said attorney-in-fact or his substitutes may do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect only for such time as Christopher B. Anderson shall continue to be an officer of Miller Value Partners, LLC, provided that, notwithstanding the foregoing, this Power of Attorney may be revoked at anytime by the undersigned in writing.

This Power of Attorney has been executed as of July 23, 2024.
By: /s/ William H. Miller IV

## Signatures
- Miller Value Partners, LLC: Christopher Anderson, Chief Compliance Officer (02/06/2026)
- William H. Miller IV: Christopher Anderson, on behalf of William H. Miller IV (02/06/2026)
Comment: Christopher Anderson, on behalf of: Miller Value Partners, LLC; and William H. Miller IV, by Power of Attorney attached hereto